Harold E. Hutchins
1531 Talbot Avenue
Jacksonville, Florida 32205

February 13, 2024

Board of Directors
Webstar Technology Group, Inc.

Dear Board Members:

I hereby submit my resignation as Chief Financial Officer of Webstar Technology Group, Inc., effective March 4, 2024, pursuant to the twenty-day notice requirement in my employment contract.

My resignation is based on there being no substantive evidence that Webstar has a viable business plan, the ability to fund its current operations, nor cure its insolvency. Also, I have seen no evidence that Webstar's current stated products are viable in the marketplace as they have generated no revenue since the Company's inception in 2015. Additionally, I have received zero compensation since April 2023, only broken promises.

Due to the reasons given above, I will not be able to complete Webstar's 2023 Form 10-K nor sign its requisite declarations.

Sincerely, I am

Harold E. Hutchins